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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 7)*

Ultimate Electronics, Inc.

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
903849 10 7
(CUSIP Number)
January 11, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐     Rule 13d-1(b)

        ☐     Rule 13d-1(c)

        ☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            903849 10 7

SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
William J. Pearse

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☐ ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 26,497 (1)

		6	SHARED VOTING POWER 1,804,324 (2)

		7	SOLE DISPOSITIVE POWER 26,497 (1)

		8	SHARED DISPOSITIVE POWER 1,804,324 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,830,821 (1)(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (3)

12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Amount includes 26,497 shares of Issuer's common stock subject to options currently exercisable or exercisable within 60 days.

(2)
Amount includes 1,792,990 shares of Issuer's common stock held by Reporting Person in joint tenancy with spouse. Such shares are also subject to an Option Agreement and a Voting Agreement with Mark Wattles Enterprises, LLC ("Wattles"). Amount also includes 11,334 shares of Issuer's common stock subject to options currently exercisable or exercisable within 60 days that Wattles has an option to purchase pursuant to an Option Agreement. Upon exercise by the Reporting Person, such shares will be subject to the Voting Agreement.

(3)
This percentage is calculated based on 21,960,324 shares of Issuer's common stock outstanding as of January 14, 2005, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

  CUSIP No.            903849 10 7

SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barbara A. Pearse

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	☐ ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 0

		6	SHARED VOTING POWER 1,792,990 (4)

		7	SOLE DISPOSITIVE POWER 0

		8	SHARED DISPOSITIVE POWER 1,792,990 (4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,792,990 (4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2% (5)

12	TYPE OF REPORTING PERSON (See Instructions) IN

(4)
Amount includes 1,792,990 shares of Issuer's common stock held by Reporting Person in joint tenancy with spouse. Such shares are also subject to an Option Agreement and a Voting Agreement with Wattles.

(5)
This percentage is calculated based on 21,960,324 shares of Issuer's common stock outstanding as of January 14, 2005, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

  CUSIP No.            903849 10 7

Explanatory Note

        This Amendment No. 7 to Schedule 13G is filed to report that the Reporting Persons granted Wattles an option to purchase an aggregate of approximately 1.8 million shares of common stock of Ultimate Electronics, Inc. (the "Issuer") beneficially owned by them upon the terms and subject to the conditions set forth in an Option Agreement, dated as of January 11, 2005 (the "Option Agreement"). Pursuant to the Option Agreement, the Reporting Persons granted Wattles an option to purchase the shares at an exercise price of the lower of $.65 or the average closing stock price for the five-day period preceding the date of exercise. The option will be exercisable during the period beginning on the fourteenth calendar day after the filing by the Issuer of a petition for relief under Chapter 11 of the Bankruptcy Code, and ending on the earlier of (i) two years after the commencement of the exercise period or (ii) the effective date of any plan of reorganization approved by the Bankruptcy Court. The Reporting Persons also entered into a Voting Agreement with Wattles in respect of the shares subject to the option for the term that lasts until the exercise or expiration of the option. For further information relating to the transaction, please see the Schedule 13D/A filed by Wattles with the Securities and Exchange Commission on January 12, 2005.

Item 1(a). Name of Issuer:

        Ultimate Electronics, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

  321 West 84th Avenue, Suite A
  Thornton, Colorado 80260

Item 2(a). Name of Person Filing:

        This statement is filed by William J. Pearse and Barbara A. Pearse.

Item 2(b). Address of Principal Business Office, or, if none, Residence:

  9779 E. Madera Dr.
  Scottsdale, AZ 85262

Item 2(c). Citizenship:

        United States of America.

Item 2(d). Title and Class of Securities:

        Common Stock, par value $0.01 per share.

Item 2(e). CUSIP Number:

        903849 10 7

CUSIP No.            903849 10 7

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable.

Item 4. Ownership.

  (a)
  Amount beneficially owned:

  (1)
  William J. Pearse: 1,830,821

  (2)
  Barbara A. Pearse: 1,792,990

  (b)
  Percent of class:

  (1)
  William J. Pearse: 8.3%

  (2)
  Barbara A. Pearse: 8.2%

  (c)
  Number of shares as to which the person has:

  (1)
  William J. Pearse:

  (i)
  Sole power to vote or direct the vote: 26,497

  (ii)
  Shared power to vote or to direct the vote: 1,804,324

  (iii)
  Sole power to dispose or to direct the disposition of: 26,497

  (iv)
  Shared power to dispose or to direct the disposition of: 1,804,324

  (2)
  Barbara A. Pearse:

  (i)
  Sole power to vote or direct the vote: 0

  (ii)
  Shared power to vote or to direct the vote: 1,792,990

  (iii)
  Sole power to dispose or to direct the disposition of: 0

  (iv)
  Shared power to dispose or to direct the disposition of: 1,792,990

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

        Not applicable.

CUSIP No.            903849 10 7

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2005
	By:	/s/ WILLIAM J. PEARSE William J. Pearse

Date: January 14, 2005
	By:	/s/ BARBARA A. PEARSE Barbara A. Pearse

CUSIP No.            903849 10 7

EXHIBIT INDEX

        Exhibit A            Joint Filing Agreement

CUSIP No.            903849 10 7

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Ultimate Electronics, Inc. and further agree that this agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated as of January 14, 2005

By:	/s/ WILLIAM J. PEARSE William J. Pearse

By:	/s/ BARBARA A. PEARSE Barbara A. Pearse

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SIGNATURE
EXHIBIT INDEX